Exhibit 99.1

Ming Yang Wind Power Announces Acquisition of RENergy

Creates cost synergies and enhances R&D capacities

ZHONGSHAN, China, May 18, 2015 /PRNewswire/ — China Ming Yang Wind Power Group Limited (“Ming Yang”) (NYSE: MY), a leading wind energy solution provider in China, today announced that Ming Yang has entered into share purchase agreements (“SPAs”) on May 18, 2015 pursuant to which it has acquired a 99% stake in China Smart Electric Group Limited (“China Smart”), a Cayman Islands company. China Smart owns all of the equity interest in Wise Renergy Holdings Limited, a Hong Kong company, which in turn owns all of the equity interests in mainland China-based subsidiaries, Tianjin REnergy Electrical Co., Ltd. and Tianjin Ruiyuan Electrical Co., Ltd. (all such Renergy entities are collectively referred to as “RENergy”). The closing of the acquisition of the 99% interest in China Smart is expected to occur on or about May 20, 2015. Ming Yang expects to acquire the remaining 1% stake in RENergy in the near future.

In exchange for a 100% stake in RENergy, Ming Yang will pay a total purchase consideration of approximately RMB925.4 million (US$149 million at the exchange rate of RMB6.2048 to US$1.00). This consideration will be paid in a combination of cash and newly issued shares in Ming Yang. The cash portion of the purchase consideration will comprise RMB300 million (US$48.3 million), with 60% of this amount to be paid within three months, 20% to be paid within six months, and the remaining 20% to be paid within twelve months, from May 18, 2015. The share portion of the purchase consideration will comprise 28,861,709 ordinary shares in Ming Yang which are to be newly issued at US$3.49 per ordinary share, representing a premium of 5.9%, 14.5% and 19.6%, respectively, compared with the 30, 60 and 90 trading days volume-weighted average price of Ming Yang’s American Depositary Shares, each representing one ordinary share of Ming Yang, as of May 15,2015.

Ms. Ling Wu, who is the wife of Mr. Chuanwei Zhang, Ming Yang’s Chairman and Chief Executive Officer, is one of a group of sellers who have agreed to sell to Ming Yang certain entities holding the shares in China Smart. Mr. Chuanwei Zhang declared his material interest in the acquisition to Ming Yang’s Board of Directors (the “Board”). The Audit Committee of the Board evaluated and approved the acquisition of RENergy, and recommended that Ming Yang undertake and consummate the acquisition. Upon full payment of the purchase consideration by Ming Yang, Ms. Ling Wu will receive 20,539,306 ordinary shares in Ming Yang and RMB213,493,658 in cash.

RENergy is engaged in the manufacture, sale, research and development of electrical system equipment. It is China’s largest supplier of core components for wind turbine generators (“WTG”), including components such as main control systems, pitch control systems and converters. RENergy is the only company in China that provides total electrical control solutions by offering and integrating the three core components of the electrical control system. It has a team of over 550 staff based at its headquarters in Tianjin and in two nearby production plants. Of this team of personnel, approximately 30% are focused on research and development. With nine trademarks and over 130 patents, RENergy is the first China-based company to have proprietary core control technology relevant to electrical control systems.

RENergy historically has been one of Ming Yang’s major suppliers, and has been considered and treated as a related party of Ming Yang. In 2014, RENergy supplied RMB794.4 million (US$128.0 million) worth of components to Ming Yang, representing 87.1% of Ming Yang’s aggregate amount of related party transactions involving purchases of raw materials. Following Ming Yang’s acquisition of RENergy, Ming Yang will consolidate the results of RENergy and Ming Yang’s financial statements will no longer include related party transactions involving purchases of raw materials from RENergy.

The acquisition is expected to create significant synergies between Ming Yang and RENergy. Upon completion of the acquisition, Ming Yang, one of the world’s largest wind turbine manufacturers, will integrate RENergy’s patented electrical control system technologies into Ming Yang’s existing product offerings, allowing Ming Yang to evolve further to become a provider of comprehensive wind energy solutions and to address a wider range of its customers’ requirements. For instance, Ming Yang will be able to provide services to upgrade wind farms in order to generate more electricity and to reduce overall costs of generating electricity borne by customers in different locations and under different weather conditions. Furthermore, the versatility of RENergy and its offerings are poised to extend the scope of services that Ming Yang can provide, thereby enabling Ming Yang to offer services that add value on the basis of big data and to develop smart energy systems and control systems with remote access.

Accordingly, the acquisition is expected to result not only in lower costs for customers by consolidating both companies’ procurement and research and development processes, but it also is expected to help Ming Yang deploy capital more efficiently, improve the overall quality of its products, and boost customer satisfaction.

Mr. Chuanwei Zhang, Chairman and Chief Executive Officer of Ming Yang, commented “The acquisition of RENergy marks a milestone in our transition to become a technology-driven, service-centric provider of comprehensive wind energy solutions. We are proud to announce that, as a result of this acquisition, in addition to developing WTG model designs, Ming Yang is expected to be capable of developing all major WTG components in-house, including blades, offshore super compact drive solutions and electrical control systems. Unlike most WTG manufacturers that rely solely on external suppliers for the manufacture, research and development of core components, we are delighted to be different by gaining control over our upstream electrical system supplies by acquiring RENergy, a leading player in this segment. RENergy’s product line of wind turbine control and monitoring systems fits perfectly with our existing offerings, and going forward we believe that we will be able to harness significant business synergies to generate further value for shareholders.”

Mr. Lijun Hou, General Manager of RENergy, added “We are extremely pleased that Ming Yang, a leader in the wind energy segment, recognizes the value of our business, and we are very glad to become part of Ming Yang’s ongoing transition into a global provider of comprehensive wind energy solutions. We believe that Ming Yang’s extensive customer base and well-established brand name will allow us to expand our business around the world, and we appreciate the opportunities that this acquisition will help bring to the table.”

Duff & Phelps, LLC and Akin Gump Strauss Hauer & Feld LLP represented the Audit Committee of Ming Yang on the acquisition as its financial advisor and legal advisor, respectively. Simpson Thacher & Bartlett LLP and King & Wood Mallesons represented Ming Yang on the acquisition.

For details of the transaction, please refer to a presentation titled “Acquisition of RENergy” will be posted on Ming Yang’s investor relations website before 22nd May at http://ir.mywind.com.cn.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading wind energy solution provider in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines, including cutting-edge SCD (Super Compact Drive) solutions, and providing post-sales value-added maintenance and technology upgrade services to wind farm owners. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 10 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2014.

For more information, please visit Ming Yang’s investor relations website at http://ir.mywind.com.cn.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “to be,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “goal,” “strategy” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Actual results or events may differ from those anticipated or predicted in this press release, and the differences may be material. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

Investor and Media Contacts:

China Ming Yang Wind Power Group Limited

Johnson Zhang

+86-760-2813-8898

ir@mywind.com.cn

http://ir.mywind.com.cn